EXHIBIT 12.1

Statement Regarding Computation of Ratios

	Year ended December 31,		Nine Months Ended September 30,	Eleven Months Ended August 31,	Year ended August 31,	Year ended August 31,	Pro Forma Year ended August 31, 2005	Three Months Ended November 30,
	2000	2001	2002	2003	2004	2005	HPL System	2005
Fixed charges
Interest expensed	12,098	6,858	3,931	12,456	41,190	93,017	109,925	28,393
Capitalized interest	70	86	35	—	926	191	191	307
Loss on extinquishment of debt	—	—	—	—	—	9,550	9,550	—
Implicit interest in rent expense	41	65	41	39	133	946	1,769	551

	12,209	7,009	4,007	12,495	42,249	103,704	121,435	29,251

Earnings:
Income from continuing operations before minority interests and income taxes	18,892	41,161	4,272	45,063	97,765	209,409	237,011	143,774
Less: equity in earnings (losses) of affiliates	(14)	3,128	5,425	1,423	363	(376)	(392)	(274)

	18,906	38,033	(1,153)	43,640	97,402	209,785	237,403	144,048

Add:
Fixed charges	12,209	7,009	4,007	12,495	42,249	103,704	121,435	29,251
Amortization of capitalized interest	76	79	62	—	1	15	15	4
Distributed income of equity investees	—	1,500	4,000	1,000	27	—	—	—

Less:
Interest capitalized	70	86	35	—	926	191	191	307

Income available for fixed charges	31,121	46,535	6,881	57,135	138,753	313,313	358,662	172,996

Ratio of earnings to fixed charges	2.55	6.64	1.72	4.57	3.28	3.02	2.95	5.91